

16001658

~~TATES~~
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 22 2016

Washington DC
416

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-48578

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/15___ AND ENDING ___12/31/15___
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Finantia USA Ltd.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___950 Third Avenue, 28th Floor___
(No. and Street)

___New York___   ___NY___   ___10022___
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Michael Stupay___   ___(212) 509-7800___
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___WithiumSmith + Brown___
(Name - if individual, state last, first, middle name)

___1411 Broadway 9th Floor___   ___New York___   ___NY___   ___10018___
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (3-91)



Finantia USA Ltd.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
   under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
   Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
   Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
   Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
   Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
   Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
   the date of the previous audit (Supplemental Report on Internal Control).

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Finantia USA Ltd. at December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me

_____

Finantia USA Ltd.
Index
December 31, 2015



AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Finantia USA Ltd.

We have audited the accompanying statement of financial condition of Finantia USA Ltd., as of December 31, 2015. This financial statement is the responsibility of Finantia USA Ltd.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Finantia USA Ltd. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 12, 2016

WithumSmith+Brown, PC   One Spring Street, New Brunswick, New Jersey 08901-2276   **T** (732) 828 1614   **F** (732) 828 5156   **withum.com**

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 1,767,814
Due from customers	5,144,661
Fail to deliver	456,285
Due from affiliates	167,963
Leasehold improvements, furniture and equipment	
(net of accumulated amortization and depreciation of $253,827)	4,786
Security deposit	99,216
Deferred tax asset	57,700
Other assets	87,389
Total assets	$ 7,785,814
Liabilities and Stockholder's Equity	
Liabilities:	
Fail to receive	$ 5,143,780
Due to customers	456,285
Accrued expenses and other liabilities	47,317
Total liabilities	5,647,382
Stockholder's Equity:	
Common stock ($.01 par value; 1,000 shares authorized, 200	
issued and outstanding)	2
Additional paid-in capital	514,219
Retained earnings	1,624,211
Total stockholder's equity	2,138,432
Total liabilities and stockholder's equity	$ 7,785,814

The accompanying notes are an integral part of these financial statements.

1. **Organization and Business**

    Finantia USA Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A. (the "Ultimate Parent").

    The Company acts as a broker for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through two separate affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliates and remitted to the Company periodically.

    The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

    Cash
    Cash deposits are held at two New York financial institutions and therefore are subject to the credit risk at these financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Leasehold Improvements and Equipment
    Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

    Income Taxes
    The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2012.

3. **Customer Transactions**

In the normal course of business, the Company effects transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts.

4. **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2015, the Company had net capital of approximately $1,721,000 which exceeded the required net capital by approximately $1,471,000.

5. **Leasehold Improvements, Furniture and Equipment**

Details of furniture and equipment are as follows:

Furniture	$ 43,914
Equipment	14,833
Leasehold Improvements	199,866
	258,613
Less: accumulated depreciation	(253,827)
	$ 4,786

6.   **Commitments**

The Company leases office space under a non-cancellable lease agreement which expires September 20, 2019.   The future minimum annual payments at December 31, 2015 under this agreement are approximately:

Year Ending December 31,		Total Commitments
2016	$	190,000
2017		190,000
2018		190,000
2019		143,000
	$	713,000

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor.   The Company also has a security deposit of $99,216 relating to the lease. Rent expense for the year was approximately $192,000.

7.   **Income Taxes**

Deferred tax assets relate to differences between book and tax relative to depreciation and deferred rent expense. The statutory rate differs from the effective rate primarily due to the effects of state and local taxes and the change in federal deferred tax rates.